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                              January 5, 2023

       Nga Fan Wong
       Chief Executive Officer and Chairman
       VS MEDIA Holdings Ltd
       6/F, KOHO
       75 Hung To Road
       Kwun Tong
       Hong Kong

                                                        Re: VS MEDIA Holdings
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
7, 2022
                                                            CIK No. 0001951294

       Dear Nga Fan Wong:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted December 7, 2022

       Cover Page

   1. Where you disclose that you are not a Hong Kong based operating company and your operations are
conducted by your subsidiaries in Hong Kong, clarify that this structure involves unique risks
to investors. Your disclosure should acknowledge that Chinese regulatory authorities
could disallow this structure, which would likely result in a material change in your
operations and/or a material change in the value of the securities you are registering for sale,
including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross-reference to your detailed
 Nga Fan Wong
FirstName
VS MEDIALastNameNga
            Holdings Ltd Fan Wong
Comapany
January    NameVS MEDIA Holdings Ltd
        5, 2023
January
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         discussion of risks facing the company and the offering as a result of this structure.
2. Given your operations and officers located in Hong Kong, please discuss the laws and regulations in Hong Kong, as applicable, as well as the related risks and consequences. An example of such location-specific regulations that should be discussed includes enforceability of civil liabilities in Hong Kong.
3. Disclose your intentions to distribute earnings or transfer cash between entities in the future. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.
4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong
         Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. Cautionary Statement Regarding Doing Business in China, page 7

5. We note on page 9 that you conclude that none of the PRC laws and regulations apply to you, but you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from PRC authorities to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. In addition, please also include this disclosure in the Prospectus Summary section.
Prospectus Summary, page 12

6. We note your risk factor disclosure on page 40, as well as the disclosure on page 76, describing the substantial doubt in your ability to continue as a going concern. Please also include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months. Disclose the dollar amount required to fund your operations for the next 12 months. Also disclose your accumulated deficit, and quantify your debt service obligation. Please disclose the amount of debt that you anticipate incurring in the next 12 months and clearly explain the risk to investors.
7. Ensure that your discussion on page 22 quantifies any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their
 Nga Fan Wong
FirstName
VS MEDIALastNameNga
            Holdings Ltd Fan Wong
Comapany
January    NameVS MEDIA Holdings Ltd
        5, 2023
January
Page 3 5, 2023 Page 3
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         tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, and to the parent company and U.S. investors as well as the ability to settle amounts owed.
Significant Risk Factors, page 16

8. We note the inclusion of a bulleted summary of the principal risk factors. Please amend the summary of principal risk factors so that it is no more than two pages long. Refer to
         Item 105(b) of Regulation S-K.
Risks Related to Doing Business in HK SAR, page 19

9. Please ensure that each summary risk factor referencing doing business in HK SAR have a cross-reference to the relevant individual detailed risk factor. This cross-reference should include both the risk factor title and the page number.
Summary Financial Data, page 32

10. We note you have provided summary financial data for the years ended December 31,
         2021 and 2020. Please also provide such data for any interim periods presented.
Risk Factors, page 34

11. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Use of Proceeds, page 69

12. We note your disclosure that approximately 40% of your use of proceeds will be used for territorial expansion of your business into North America and Southeast Asia. Please briefly describe the assets and costs of the assets in order to make this expansion possible.
         Refer to Item 3.C.2 of Form 20-F, as incorporated by Item 4.a of Form F-1.
13. We note your disclosure that approximately 3% of your use of proceeds will be used for
         "repaying shareholder and bank loans." Please also describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F, as
 Nga Fan Wong
VS MEDIA Holdings Ltd
January 5, 2023
Page 4
         incorporated by Item 4.a of Form F-1.
Capitalization, page 73

14. We note that you have included net loss in your capitalization table and omitted accumulated other comprehensive income. As a result, your total capitalization does not
         foot. Please revise for consistency with the shareholder   s equity
section of your
         corresponding balance sheet.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
75

15. We note disclosure throughout your registration statement that all your revenues are derived from either Hong Kong or Taiwan. Please also include a breakdown of total revenues by category of activity and geographic market for each of the last two financial years in this section, or another section you deem more appropriate. Refer to Item 4.B.2 of
         Form 20-F, as incorporated by Item 4.a of Form F-1.
16. We note your disclosure stating that the Hong Kong Dollar is pegged to the U.S. Dollar.
         As a result, please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates and/or rapidly shifting consumer preferences, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances.
Capital Structure and Liquidity, page 86

17. We note the following disclosure on page 89: "both carrying an interest rate of 15% per annum from an independent third party." Instead of using the term "third-party," please disclose the lender of these funds.
Our Clients, page 124

18. Clarify the typical duration of a cooperation contact. For the 6 long-term contacts with services committed for more than one year, provide the range of the length of time for these contracts and what percentage of historical revenue they comprise.
Management, page 155

19. We note on page 44 your risk factor describing the importance of protecting against security breaches and cybersecurity risks and risks of data loss. Since cybersecurity and
FirstName LastNameNga Fan Wong
       cyber-attacks are a potential risk, please also disclose in this section the nature of the
Comapany   NameVS
       board's role inMEDIA     Holdings
                       overseeing         Ltd
                                  your cybersecurity   risks, including in
connection with the
       company's   third
January 5, 2023 Page 4   party providers if any.
FirstName LastName
 Nga Fan Wong
FirstName
VS MEDIALastNameNga
            Holdings Ltd Fan Wong
Comapany
January    NameVS MEDIA Holdings Ltd
        5, 2023
January
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Enforceability of Civil Liabilities, page 192

20. We acknowledge your disclosure on pages 11 and 62 stating that most of your directors and officers reside outside of the United States and addressing the challenges of bringing actions and enforcing judgments/liabilities against directors or officers located in Hong
         Kong. In addition to the existing disclosure, please identify the relevant individuals who are located in Hong Kong or the PRC, as applicable.
Notes to the Audited Consolidated Financial Statements
Note 9 - Equity, page F-17

21. We note that you have two classes of ordinary shares. Please revise your notes here and in your interim financial statements to disclose the nature and terms of your Class A and B ordinary shares, including voting and conversion rights. Refer to FASB ASC 505-10-50-
         3.
Note 16 - Related Party Transactions, page F-24

22. We note that you anticipate collecting the currently outstanding balance of approximately
         $3.2 million, due from Shuobing Culture Communication Co. Ltd., by November 2023.
         Please disclose your policy for evaluating this account's collectability. In addition, considering your expected collection timeframe, please tell us how you determined its classification as a current asset was appropriate for each balance sheet date presented.
         Please also revise to disclose the repayment terms agreed to in the sale contract.
General

23. We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.
24. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 Nga Fan Wong
FirstName
VS MEDIALastNameNga
            Holdings Ltd Fan Wong
Comapany
January    NameVS MEDIA Holdings Ltd
        5, 2023
January
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       You may contact Blaise Rhodes at 202-551-3774 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Benjamin A. Tan